January 11, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (312) 573-1313

Mr. Joseph Wagner, Chief Executive Officer
XA, Inc.
John Hancock Center
875 North Michigan Avenue, Suite 2626
Chicago, IL   60611

RE: XA, Inc.
File No. 000-32885
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Wagner:

We have reviewed your response letter dated December 31, 2007 and have the following comments.

In our comments we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

Note 1 – Summary of Significant Accounting Policies

1. We have read and considered your response to comment two. We note that for your fixed-price and modified fixed-price contracts you recognize revenue based upon costs incurred to date to estimated total costs under the percentage-of-completion (input) method. For each type of contract where you recognize revenue using a

percentage-of-completion (input) method, please tell us how you have determined that you fall within the scope of SOP 81-1. Otherwise, please tell us how your revenue recognition policy complies with SAB Topic 13. For example, if you are following the proportional performance method, please indicate this and explain why the cost to cost method is being used, which is an input measure, rather than an output measure of performance. For example, if you are using input measures because your contracts do not include milestones or output measures, clarify this.

2. We have read and considered your response to comment three. We respectfully do not concur with your response that disclosure of your impairment policy would be redundant and unnecessary, given the significance of your long-lived assets and goodwill and considering your continued losses and negative cash flows from operations. Please provide the disclosure in future filings. Also, please note that disclosure of accounting policies is required by APB 22.

3. We have read and considered your response to comment four. Please note that the issues addressed in your response are not relevant to the information requested in our comment. We reissue our prior comment four.

Property and Equipment, page F-7

4. We have read and considered your response to comment five. Please show us how you determined that the difference in amortization expense using a 39 year life versus a 10 year life is immaterial. Also, explain why lease renewals covering the 20 year period are reasonably assured as defined in paragraph 5.e. of SFAS 13.

5. We have read and considered your response to comment six. Your assertion that there was no bifurcation appears to be inconsistent with your assertion later in this response that the Company recorded the value of the associated derivatives issued in connection with the notes. Also, it appears to be inconsistent with your assertion in response to comment eight that you accounted for the re-pricing of the warrants related to the notes as a change in the derivative liability. Please clarify these apparent inconsistencies. Also, not withstanding the above, please address each of the issues raised in our prior comment six.

Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Management Discussion and Analysis

Registration Rights Agreement, page 23

6. Please respond to our previous comment nine.

General

7. As previously requested in our letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant